Exhibit 99.1

NMG Opens Office in New York and Expands its U.S. and Canadian Investor Relations Commitment Ahead of NYSE Bell Ringing

+    NMG has opened a New York corporate office to further service and interact with the U.S. investment community.

+    NMG has also set up a comprehensive Investor Relations function in New York, with the appointment of Mr. Mark Mitchell, of Matrix Advisors, who will be focusing on servicing the U.S. market.

+    At the same time, the Company announces the appointment of Marc Jasmin, who will be leading NMG’s efforts with institutions and the Canadian market.

+    NMG has been invited to ring the Closing Bell at the NYSE on March 23, 2022, and will host an invitation-only reception to further engage with its existing and future potential investors.

MONTRÉAL--(BUSINESS WIRE)--March 14, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) is pleased to announce the appointment of Mr. Marc Jasmin as Director of Investor Relations, with a focus on the institutional investors as well as the Canadian market, and that it has entered into a consulting and advisory services agreement (the “Consulting Agreement”) with Matrix Advisors, LLC (“Matrix”), a company based in the U.S., pursuant to which Matrix will provide the dedicated, non-securities related services of one of its affiliates' employees, Mr. Mark Mitchell, to support NMG’s investor relations activities, subject to the TSX Venture Exchange approval. In addition, to further enhance the Company’s connectivity with the U.S. investment community, NMG has opened a New York corporate office, located at 400 Park Avenue in New York City.

Following its successful listing on the New York Stock Exchange (“NYSE”) – the world’s largest and most important capital market – NMG has been invited to ring the Closing Bell on March 23, 2022. The Company’s Board of Directors and executive team will take part in the ceremony and host special guests with a reception following the event. The reception is by invitation-only due to limited space.

Eric Desaulniers, Founder, President and Chief Executive Officer, comments: “NMG is a North American success story, leading the way in developing a local and carbon-neutral integrated value chain for graphite-based anode material as an alternative to Chinese production. The velocity and intensity of development of the battery and electric vehicle markets in the Western World are testaments to our sound business strategy. With the support of Marc Jasmin and Mark Mitchell, we will convey NMG’s value proposition across investment sectors to gather continued support for our growth.”

Marc Jasmin

The Company has entered into an employment agreement for an indefinite term with Mr. Jasmin pursuant to which he will, as of March 28, 2022, handle investor relations activities for the Company, with a focus on institutional investors and the Canadian market. Prior to joining NMG, Mr. Jasmin worked with various Canadian public issuers where he held positions that included responsibility for investor relations. Mr. Jasmin graduated from HEC Montréal with a business and administration degree, and is a Certified Professional Accountant (CPA/CMA). Most recently, Mr. Jasmin served as senior director investor relations of a clinical-stage pharmaceutical company. In these capacities, amongst others, Mr. Jasmin supported the senior management team developing and implementing their investor relations strategy in Canada and the United States.

As part of his compensation and pursuant to the Company’s stock option plan, and subject to regulatory approval, Mr. Jasmin will be granted incentive stock options exercisable to purchase up to 30,000 common shares in the capital of the Company at an exercise price of $8.49 per common share for a period of five years. The incentive stock options will vest quarterly over a 24-month period. Mr. Jasmin will be an employee of the Company and will receive a base salary in line with market conditions.

Matrix

In addition, the Company has entered into the Consulting Agreement, with a term commencing on March 21, 2022, for a period of 24-months. Pursuant to the Consulting Agreement, Matrix will, through the dedicated services of Mr. Mark Mitchell, provide investor relations services to the Company with a focus on the American market. Matrix is a boutique financial services firm based in New York City that focuses on strategic advisory services and growth equity investments for small and medium enterprises. As an early investor and advisor to the Company, Matrix has been a long-standing partner to NMG, and this engagement will further broaden the well-established partnership as Nouveau Monde enters its next phase of development.

Mr. Mitchell is a finance professional with over 15 years of experience across several sectors, including capital formation, project finance, trade finance, business development, private equity, and wealth management/family office advisory. For the last 6 years, he has been focused on cleantech-greentech companies, renewable energy projects, sustainable technologies, and related pollution solutions. Most recently, Mark spent two years with Bank of America/Merrill Lynch, where his responsibilities included business development for the investment bank, financial advisory services, as well as loan processing, credit analysis and customer servicing for the Paycheck Protection Program. His previous engagement was with Verda Capital Partners, a boutique merchant bank advising family offices and high net worth investors. Mr. Mitchell is a registered broker and investment adviser, having passed the Series 7 and Series 66 FINRA licensing exams. He holds a BA from Rice University.

Matrix will be paid US$43,750 per quarter plus its expenses and will be entitled to receive an annual bonus of up to US$75,000, in the entire discretion of the Company. In addition, and pursuant to the Company’s stock option plan, Mr. Mitchell will be granted options exercisable to purchase up to 25,000 common shares in the capital of the Company at an exercise price of $8.49 per common share for a period of two years, vesting quarterly in equal proportions during the 12 months following the grant date.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements regarding the approval of the TSXV of the Consulting Agreement, the grant of the options and those statements which are discussed under the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, general business and economic conditions, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available on the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com